EXHIBIT 99.9



FOR IMMEDIATE RELEASE:


         SUNBEAM CORPORATION ANNOUNCES NEW $500 MILLION CREDIT FACILITY

         FORT LAUDERDALE, FL - September 17, 1996 - Sunbeam Corporation (NYSE:SOC) announced today that it has successfully closed on a new five year, $500 million credit facility with 15 participating banks. This new facility, agented by Chase Manhattan Bank, provides Sunbeam with the flexibility required to restructure and grow the business.
         Albert J. Dunlap, Chairman and Chief Executive Officer of Sunbeam stated, "We feel this facility, which was significantly over-subscribed, demonstrates the participating banks' strong support of the Company and its new management team." Mr. Dunlap added, "We are continuing to rapidly restructure every aspect of the Company and develop a solid growth strategy which this credit facility will support."
         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.


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